

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Chris Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Form 20-F**
> **Filed March 19, 2010**
> **File No. 001-09246**

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings or by advising us when you will provide the requested response, as is appropriate for each comment listed below. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009
General

1.   We are aware of press releases by the U.S. Department of Justice and the New York County District Attorney's Office, dated August 18, 2010, to the effect that you have agreed to forfeit $298 million for having conducted illegal transactions on behalf of customers from Cuba, Iran, Sudan, and certain other sanctioned countries from the mid-1990s through 2006. We note the disclosure on page 222 of your Form 20-F, in Note 36 to the financial statements, regarding this matter. We also note from the disclosure on page 117 of your Form 20-F that you operate in Africa and the Middle East, regions generally understood to include Sudan, Syria, and Iran. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. In addition, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to your activities related to Iran.

2.   Please discuss the materiality of your business activities and other contacts with Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria. In this regard, please also address the potential impact of the forfeiture and underlying legal matters described in the Department of Justice and New York County District Attorney's Office press releases.

Section 1. Business Review
Balance Sheet Commentary
Total Assets and Risk Weighted Assets by Business 2009/08, page 14

3.   We note the statement in your Q4 Earnings call that you have worked with your counterparties throughout the year to eliminate offsetting contracts at no cost and with no capital impact, which contributed to a reduction in the derivatives gross up of well over £500 billion. Please tell us and revise future filings to more thoroughly discuss the reasons for the large fluctuations in derivative asset and liability balances in the periods presented.

Adjusted Gross Leverage 2009/08, page 15

4.   Please revise your reconciliation in future filings to disclose your leverage ratio according to IFRS for the periods presented.

5.   In this regard, please tell us and revise future filings to discuss material fluctuations in the leverage ratio and adjusted gross leverage ratio in the periods presented. In your discussion, please address any material variations in the leverage ratio and adjusted gross leverage ratio at each month end during 2009 and 2010 to date.

6.   We note your disclosure that limited netting is permitted under IFRS even for receivables and payables with the same counterparty where there are contractually agreed netting arrangements. Please tell us and revise your future filings to discuss the specific differences in netting provisions applicable to U.S. GAAP and IFRS.

Risk Management, page 89

7.   We note in September 2009, Barclays Capital transferred assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund. In addition, as part of the transaction, we note Barclays extended a £7,669m 10-year loan to Protium, which will be repaid during the term from cash generated by the fund and is secured by the assets of the fund. Please provide us with the following additional information:

- It is our understanding that you have not consolidated Protium for accounting purposes and have derecognized the transferred assets. Please provide us with your accounting analyses that support your determination that derecognition of the transferred assets is appropriate and that consolidation of Protium is not required.
- Tell us how these assets are reported for regulatory purposes. If they remain on your balance sheet, explain why there is a difference between your regulatory and IFRS reporting.
- We note the loan to Protium was assessed for impairment at June 30, 2010 that no impairment was identified. Please provide us with your analysis that supports this determination and any updates through the current date.

Section 3. Financial Statements
Accounting Policies
9. Sale and Repurchase Agreements (including stock borrowing and lending), page 172

8.   You disclose that securities delivered under repurchase agreements are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group.

- Please tell us in detail and revise future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.
- If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

9.   If you have derecognized any securities delivered under repurchase agreements at the subsidiary level, tell us how the transactions are reflected in the consolidated financial statements.

Note 6 – Other Income, page 187

10.   We note you exchanged certain Tier 2 perpetual debt for new issuances of lower Tier 2 dated loan stock during 2009 resulting in a gain of £1,170m. Please describe the specific terms of the old and new debt issuances and tell us how you determined such terms were substantially different. In addition, tell us how you accounted for any embedded conversion option on the new debt, including the amount recorded in your financial statements. Refer to paragraph AG31 of IAS 32 and paragraph 40 of IAS 39.

Note 22 – Intangible Assets, page 200

11.   We note that you acquired the New York Stock Exchange's Designated Market Maker (DMM) assignments of LaBranche & Co. in the first quarter of 2010 and the DMM rights of Bear Wagner Specialists LLC in 2009. Tell us whether your business has been adversely impacted by the lack of timely market data in the internal order/execution system of the NYSE or by lower trading volumes and lower volatility. If so, please tell us what consideration you gave in testing these and any other recorded DMM rights for impairment under IAS 36 and tell us the useful life and amortization method used.

Form 6-K filed 08/05/2010
Note 16 – Acquisitions, page 75

12.   We note approximately £2.6bn of the assets you acquired as part of the 2008 Lehman Brothers acquisition had not been received by June 30, 2010. Further, we note approximately £2.0bn of these assets were recognized as part of the accounting for the acquisition and are included in the balance sheet at June 30, 2010. Finally, we note the related ongoing litigation. Please provide us with the following additional information:

- Tell us how you determined the £2.0 bn of assets to be recognized as part of the acquisition and on the balance sheet at June 30, 2010. Explain to us in detail why these assets were recognized while £0.6 bn were not;
- Tell us why the amounts recognized and acquired but not received changed from December 31, 2009 to June 30, 2010 (£1.8 bn vs. £2.0 bn and £2.3 bn vs. £2.6 bn respectively);
- Describe the types of assets that were recognized and those that were not;
- Tell us why you believe these assets have not been delivered;
- Considering it has been almost two years since you acquired these assets and you still have not received them, tell us why you believe recording them on your books is appropriate and why no write-offs are necessary; and

- Provide us with an update of the ongoing litigation through the current date, including whether any accruals have been recorded.

Item 19. Exhibits

13.   Please tell us why you have omitted certain schedules, exhibits and annexes from the amended and restated stock purchase agreement filed as Exhibit 4.36 to your Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234, Pradip Bhaumik of the Office of Global Security Risk at (202) 551-3333 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel